

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2020

Andrew McDonald
Chief Executive Officer
LifeSci Acquisition Corp.
250 W 55th Street, #3401
New York, NY 10019

      Re: LifeSci Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed March 3, 2020
           File No. 333-236466

Dear Mr. McDonald:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1/A

Exhibits

1. Please reconcile the exclusive forum provision in exhibit 3.2 with your disclosure on page 81 or advise.

You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso